FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Monday 16th  February  2004

Mr Graham Kraehe appointed the National’s Chairman following the resignation of Mr Charles Allen

The National has announced the appointment of Mr Graham Kraehe as Chairman following the resignation of Mr Charles Allen.

Mr Allen said: “The new CEO of the Bank, John Stewart, is firmly in place. It is now an appropriate time for me to step down as a Director of the National Australia Bank Limited and as Chairman of the Board.  I believe that this action is in the best interests of the Bank and its shareholders.”

Mr Kraehe said: “I respect Charles Allen’s decision to step aside at this time. The National is a first-rate financial institution with strong performance and growth prospects. In the immediate term my focus will be on dealing with the foreign currency options matter in an open and transparent way, accelerating further renewal of the Board, and creating a more open and transparent culture.”

Mr Kraehe said that he is looking forward to working with the new CEO.  “Mr Stewart is a respected international banker and builder of a highly successful businesses.  His leadership skills have already focused management’s attention on providing the highest standard of customer service, on the further integration of banking and wealth management and on the development of the UK business.”

The Chief Executive of the National, Mr John Stewart, said: “I look forward to working with Graham Kraehe and the other members of the Board to rebuild confidence in the National.”

Mr Kraehe has extensive business experience.  Over a thirty year period, he was the CEO of four companies in the wine, automotive and diversified industrial sectors.  This background provides Mr Kraehe with in depth experience into a number of industries to which the National provides financial services.

Since retiring from chief executive responsibilities, Mr Kraehe has been a non-executive director of Brambles, News Corporation and founding Chairman of BlueScope Steel (formerly BHP Steel), which has given him further exposure to international business and best practice governance trends in Australia, the United Kingdom and the United States.

Biographical information on Mr Kraehe

Mr Kraehe, 61, graduated from the University of Adelaide in 1962 with an Economics Degree.  He started his managerial career in the automotive industry with Chrysler and then managed three turnarounds in the wine and automotive components industry.

In 1985 he joined Repco as Director of its Brake & Clutch Division.  When the division was purchased by BBA Plc in 1986, he was invited to stay on as Managing Director and listed Pacifica BBA in 1989.  Under Mr Kraehe’s leadership, the diversified manufacturing company, Pacifica BBA Limited (now Pacifica) became a successful public company with significant manufacturing operations in Australia and Asia, and a large export program.

Mr Kraehe joined Southcorp Holdings Limited as Managing Director & Chief Executive Officer in December 1994.  Under Mr Kraehe’s leadership, Southcorp developed as a diversified company serving global markets and generated a significant proportion of its revenue outside of its Australian home market.  During his time as CEO, the Southcorp share price, market capitalisation and profit all more than doubled.

Since retiring as chief executive at the end of his term in February 2001, Mr Kraehe’s experience as a non-executive director of Brambles, News Corporation and founding Chairman of BlueScope Steel (formerly BHP Steel), has given him further exposure to international business and best practice governance trends in Australia, the United Kingdom and the United States.

The most relevant experience to today’s announcement is Mr Kraehe’s experience as Chairman of BlueScope.  At Blue Scope,  Mr Kraehe has –

•        put together a high quality board, with complementary skills, of world class.  The National’s Board will be equally well regarded when the renewal is completed;

•        focused on world best practice corporate governance standards.  This was recognised last year by an ASX award;

•        had a strong shareholder value focus. Total Shareholder Returns ranked among Australia’s best in the past 12 months.

Mr Kraehe is a former director of the Business Council of Australia, and a former member of the Australia Day Council and the Victorian Government’s innovation Advisory Council.  He is also a former National President of the MTIA  (now AIG).  Mr Kraehe was awarded the Order of Australia in 2003 for his services to business.

For further information please contact:

Media	Investor Relations

Brandon Phillips	Callum Davidson
Group Manager	Investor Relations Manager
Group Corporate Relations	Corporate Finance
61-3-8641 3857 work	61-3-8641 4964 work
61-419-369 058 mobile	61-411-117 984 mobile

or visit www.nabgroup.com

National Australia Bank Limited ABN 12004044937

DCK Allen AO Chairman

500 Bourke Street Melbourne Victoria 3000 Australia

16 February 2004

The Directors

National Australia Bank Limited

500 Bourke Street

MELBOURNE VIC 3000

My dear fellow Directors

The Chairman of a Board is ultimately responsible for the reputation of that organisation.

The new CEO of the Bank, John Stewart, is firmly in place.  In my opinion therefore, it is now an appropriate time for me to step down as a Director of the National Australia Bank Limited and as Chairman of the Board.  I believe that this action is in the best interests of the Bank and its shareholders.  It is my hope that it will facilitate the foreshadowed changes to an already strong board to be implemented smoothly.

It has been both an honour and a great pleasure to have served for eleven years as a Director of National Australia Bank, the last two and a half as Chairman.  During this time, there have been some failures but the overall picture should not be overlooked.  There have been many successes and the market capitalisation of the National has risen nearly four and a half times over the eleven years whilst the dividend has been increased each and every year.

Currently, the Bank is dealing with the currency options issue.  However, this should be seen in the context that it is a small part of a very large and successful international organisation.  I am confident that the National will rise quickly above the present difficulties to demonstrate its true worth.

I would like to thank you for the support you have given me whilst I have been Chairman and I wish Graham, the rest of the Board, the members of the boards of the subsidiary companies and the management and all the staff across the company every success in the future.

Yours sincerely

Charles Allen

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date: 16 February 2004	Title: Associate Company Secretary